Exhibit 99.4

ASX ANNOUNCEMENT

March 29th, 2007

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CEO Succession Plan

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that the founder and Chief Executive Officer of GTG, Dr. Mervyn Jacobson, has informed the Board that, as he has now reached the age of 65, he wishes the Company to activate an orderly succession plan. He intends to retire from his current role as CEO as soon as an appropriate successor is able to assume this position.

Accordingly, the Board has now retained an executive recruitment firm to conduct a search in Australia and overseas for a new Chief Executive Officer.

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FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Mr. Tom Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 9415 1135